

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

<u>Via E-Mail</u>
Mr. Donghai Yu
Chief Executive Officer
China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

   Re: **China Carbon Graphite Group, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed April 16, 2013
       Form 10-Q for the Fiscal Quarter Ended June 30, 2013
       Filed August 14, 2013
       File No. 333-114564

Dear Mr. Yu:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Consolidated Balance Sheets, page F-4

1. We see that the carrying amount of inventory as of December 31, 2012 significantly exceeds the cost of goods sold for the year then ended. Further, while we note that you recognized inventory impairment totaling $5.3 million in the quarter ended June 30, 2013, the carrying amount of inventory is nearly $43 million at June 30, 2013, significantly exceeding your sales of $5.8 million for the first six months of 2013. We also see that sales declined by 37% in 2012 and declined by 74% in the first six months of 2013. Please help us understand your conclusion that there was no inventory impairment at December 31, 2012 and why you believe the carrying is recoverable at June 30, 2013. In that regard, please describe to us:
   - The expected time frame to sell the inventory presented in the balance sheet at December 31, 2012 and at June 30, 2013. The response should describe the reasonable basis for management's conclusion. In that regard, balance sheet classification as a current asset suggests that you expect to consume reported inventories within twelve months from the balance sheet date.
   - The specific methodology you employed to assess inventory for impairment at December 31, 2012 and at June 30, 2013, including a description of the key assumptions and management's basis for those assumptions. Please be specific in describing the key assumptions underlying your impairment evaluation.
   - How you determined the impairment charge recognized in the quarter ending June 30, 2013 and management's basis for the assumptions on which that determination was based.

   Your response should fully explain management's basis for concluding that the recorded amount of inventory is recoverable.

2. Please describe to us all significant terms and provisions of the Notes payable totaling $40.6 million at December 31, 2012. Tell us where the notes to your audited financial statements make disclosure about the nature and terms of this significant liability.

Note 3. Summary of Significant Accounting Policies

Restricted Cash, page F-11

3. We see your negative operating cash flows and increasing debt. Tell us why it is appropriate to disclose that you expect restricted cash will be released to you as bank notes mature. Explain the reasonable basis for concluding that the securing restricted cash will not be used in partial repayment of the related liabilities or otherwise be retained by the bank as security for your increasing debt.

Land Use Rights, F-13

4. Tell us how the $14 million disclosed as the "value" of the public use land was determined and its classification in the ASC 820 fair value hierarchy. As you are not the owner of the land, tell us the business purpose of disclosing its fair value.

Contingent Liabilities and Contingent Assets, page F-16

5. Tell us whether you have any contingent assets recorded on the basis of the economic benefit being virtually certain, as stated in your policy disclosed on page F-16. Please note that under ASC 450-30, gain contingencies are not typically recorded until realized.

Note 6. Accounts Receivable, net, page F-21

6. Tell us whether you have fully collected net receivables outstanding as of December 31, 2012. If not, please describe to us any significant balances not collected as of the date of your response and management's basis for concluding that the uncollected balances are recoverable.

Note 8. Inventories, page F-21

7. We note that $40 million, or 83%, of inventory is classified as work in process. Please explain to us how you determine the allocation between raw materials, work in process and finished goods and explain why 83% of your inventory is disclosed as work in process.

Note 9. Property and Equipment, net, page F-21

8. You disclose that construction in process is in-part land improvements to the property adjacent to your plant. Tell us whether these expenditures are for improvements to the land you are required to maintain for public use. If so, please explain to us the specific basis in the FASB Codification for concluding that these expenditures are appropriately reported as an asset on your balance sheet.

9. As a related matter, please also explain to us the reasons for the significant changes in the carrying amount of construction in progress for land improvements between December 31, 2012, March 31, 2013 and June 30, 2013 and describe the accounting applied.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

10. Please describe to us the terms and provisions of the notes receivable initially recorded in the quarter ended March 31, 2013. Also, describe to us the nature, origin and business purpose of the arrangements. Further, tell us why the cash flows from these notes are classified as operating activities rather than investing activities for cash flow statement purposes and support your view with reference to ASC 230.

11. We see that the item "Loan from unrelated parties" decreased from $11.4 million to $.3 million between March 31, 2013 and June 30, 2013. However, the related cash flow statement item "Repayment of loan from unrelated parties" is only $77 thousand for the six months ending June 30, 2013. Please describe to us the nature of the transactions leading to the decrease in the liability between March 2013 and June 2013. Also, describe any changes in classification of the balance sheet amounts and presentation of cash flows for this loan between the March 2013 and June 2013 Forms 10-Q.

Consolidated Statements of Operations and Comprehensive Income, page 2

12. In future filings please disclose the inventory impairment charge recognized in the quarter ended June 30, 2013 as a component of cost of goods sold. Refer to FASB ASC 420-10-S99-3.

Consolidated Statements of Cash Flows, page 3

13. We see that borrowings and repayments of notes payable each totaled $18 million during the six months ended June 30, 2013. Please reconcile for us the borrowings and repayments of notes payable with the change in the related liability from December 31, 2012 as presented on your balance sheets, which appears to have increased by more than $10 million between December 2012 and June 2013.

Note 9. Property and Equipment, net, page 24

14. In light of the deterioration of your operating results and cash flows, tell us why construction in progress for the production facility is recoverable. Tell us in detail how you have considered and applied the guidance from ASC 360-10 in assessing the recoverability of the carrying amount at June 30, 2013. If you did not perform an impairment evaluation as of June 30, 2013, tell us why you believe an evaluation was not required under FASB ASC 360-10-35-21.

Note 14. Short-term Bank Loans, page 31

15. We see that as of June 30, 2013 your total debt increased significantly over that reported as of December 31, 2012 and as of June 30, 2012, while interest expense declined. Please show us how interest expense decreased during the first six months of 2013.

16. As a related matter, with respect to interest capitalized, tell us the capitalization rate used during the first six months of fiscal 2013 and explain to us how the amount capitalized was determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Christopher Auguste